UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

[Lan Airlines Letterhead]

MATERIAL FACT

Santiago, July 25, 2006

Mr. Alberto Etchegaray de la Cerda

Superintendent of Securities and Insurance

Present

Re: Material Fact

To whom it may concern:

In compliance with current regulations, and specifically Circular N°660 of the Superintendence of Securities and Insurance, I inform you that at an ordinary Board of Directors’ meeting held July 24th of the current year, the Board of Lan Airlines S.A. authorized the distribution of an interim dividend of US$0.15071 per share out of profits for the 2006 fiscal year, which will be paid beginning on August 24, 2006 to all shareholders that were registered shareholders on the fifth business day before the aforementioned date.

Sincerely,

/s/ Alejandro de la Fuente Goic

Alejandro de la Fuente Goic

Vice President of Finance

Lan Airlines S.A.

cc.	Bolsa de Comercio de Santiago Bolsa de Comercio de Valparaíso Bolsa Electrónica de Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2006

Lan Airlines S.A.
/s/ Alejandro de la Fuente Goic Alejandro de la Fuente Goic Chief Financial Officer